SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

INTRODUTION 2

1 ANALYSIS OF THE CONSOLIDATES RESULT 5

2 ANALYSIS OF THE PARENT COMPANY'S RESULT 32

3 GENERAL INFORMATION 35

ANNEX: 1. SUBSIDIARIES FINANCIAL INFORMANTIONS – EXCEL

2. SUBSIDIARIES FINANCIAL ANALYSIS - EXCEL

3. OPERATION INFORMATION – AVAILABLE IN THE IR'S WEBSITE

The Investors Report - Appendices I, II and III can be found at excel on our website www.eletrobras.com.br/ri

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri |

Conference Call in Portuguese
August 12, 2021
14:30 (GMT)
1:30 a.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Telefone: (11) 3137-8037

Conference Call in English
August 12, 2021
2:30 p.m (Brasília)
1:30 a.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF REPORTS:

Superintendente de Relações com Investidores
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

ELET B3 LISTED N1

EBR & EBR.B LISTED NYSE

LATIBEX XELTO & XELTB

ISE B3

DESTAQUE EM GOVERNANÇA DE ESTATAIS

ICO2 B3

IG SEST NIVEL 1

Pacto Global Rede Brasileira

MARKETLETTER 2Q21

INTRODUCTION

Rio de Janeiro, August 11, 2021

A Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 and ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, active in the generation, transmission and commercialization segment, controlling 5 operating subsidiaries and a holding company – Eletropar –, a research center – Cepel, holding 50% of the share capital of Itaipu Binacional and, on June 30, 2021, with direct and indirect interest in 83 Special Purpose Entities, announces, on this date, its results for the period referring to the second quarter of 2021.

2nd QUARTER OF 2021

Eletrobras presented, in the second quarter of 2021 (2Q21), a net profit of R$ 2,530 million, higher than the profit of R$ 469 million obtained in the second quarter of 2020 (2Q20). The 2Q21 profit was positively impacted by transmission results, as a result of the Periodic Tariff Review with effect from July 2020 and by the improvement in generation results, mainly due to the increase in volume and prices practiced in bilateral agreements of ACL (free market) and higher income in the short-term market arising from the settlement at the CCEE due to the increase in the price of the PLD (+ R$517 million), and negatively impacted due to provisions for contingencies of R$ 1,099 million, especially R$ 600 million related to the compulsory loan.

Net Operating Revenue went from R$ 5,337 million in 2Q20 to R$ 7,959 million in 2Q21, a growth of 49%, influenced by the effect on transmission revenue from the tariff review, the higher revenue from settlement with the CCEE, mentioned above. Ebtida IFRS, in the amount of R$ 1,992 million in 2Q20, increased to an amount of R$ 3,222 million in 2Q21, impacted by the aforementioned effect on revenue. Recurring Net Operating Revenue grew by 49%, from R$5,326 million in 2Q20 to R$ 7,943 million in 2Q21. Recurring EBITDA increased by 116%, from R$2,219 million in 2Q20 to R$ 4,794 million in 2Q21.

With the application of Circular Letter CVM/SNC/SEP 04/2020, issued on December 1, 2020, Eletrobras made, since 4Q20, retrospective adjustments in the measurement of its: (i) transmission assets - Existing Basic Systems Network (RBSE), until then classified as financial assets, starting to treat them as contract assets under the terms of CPC 47/IFRS 15 - Revenue from Contracts with Customers; and (ii) change in the remuneration rate of its other transmission assets considering the new criteria established in the guidance issued by CVM. Retrospective adjustments (2Q20) were made to maintain the comparative basis. For more information, see Note 4.4 to the 2Q21 Financial Statements.

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	3

MARKETLETTER 2Q21

OTHER 2Q21 HIGHLIGHTS

Cash of R$20 billion, Net Debt of R$ 16.9 billion and LTM Recurring EBITDA of R$ 17.8 billion, forming a Net Debt/ LTM Recurring EBITDA indicator of 1.0x.
Negative impact of the net exchange variation of R$ 960 million in 2Q21.
Reversal PCLD (provision for doubtful accounts) Eletronorte – Roraima of R$ 513 million.

TABLE 01: MAIN INDICATORS (R$ MILLION)
2021	2020	%		2Q21	2Q20%
96.7	100.2	-3.5%	Energy Sold - Generation GWh (1)	45.3	46.7	-3.0%
19,390	15,878	22%	Gross Revenue	9,570	6,757	42%
19,373	15,859	22%	Recurring Gross Revenue (2)	9,553	6,747	42%
16,168	12,941	25%	Net operating revenue	7,959	5,337	49%
16,151	12,921	25%	Recurring Net Operating Revenue (3)	7,943	5,326	49%
7,134	5,455	31%	EBITDA	3,276	1,992	64%
9,846	6,037	63%	Recurring EBITDA (4)	4,794	2,219	116%
44%	42%	1.97	Ebitda Margin	41%	37%	3.84
61%	47%	14.24	Recurring Ebitda Margin	60%	42%	18.68
46,284	49,481	-6%	Gross debt without third party RGR	46,284	49,481	-6%
16,928	21,047	-20%	Recurring Net Debt	16,928	21,047	-20%
1,0	1,6	-65%	Recurring Net Debt / Recurring LTM EBITDA	1,0	1,6	-65%
4,139	1,697	144%	Net Profit	2,530	469	439%
1,502	709	112%	Investments	983	380	159%
12,182	12,552	-3%	Employees	12,182	12,552	-3%
(1)	Does not consider the energy allocated to quotas, from plants renewed by Law 12,783/2013; (2), (3) and (4) Adjustments detailed in the consolidated analysis presented below.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	4

MARKETLETTER 2Q21

1 ANALYSIS OF THE
CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS
2021	2020	Financial Statements	2Q21	2Q20
11,562	10,797	Generation Revenue	5,716	4,848
7,477	4,801	Transmission Revenue	3,675	1,759
352	280	Others Revenue	178	151
19,390	15,878	Gross Revenue	9,570	6,757
-3,223	-2,938	Deductions from Revenue	-1,610	-1,420
16,168	12,941	Net Operating Revenue	7,959	5,337
-3,563	-3,190	Operational costs	-1,922	-1,439
-4,218	-3,821	Personnel, Material, Services and Others	-2,184	-1,676
-905	-932	Depreciation and amortization	-447	-463
-2,039	-1,006	Operating Provisions	-934	-614
5,442	3,992		2,472	1,145
787	506	Shareholding	357	384
0	25	Others Revenues and Expenses	0	0
6,229	4,523		2,829	1,529
-62	-1,474	Financial Result	521	-302
6,167	3,049	Income before tax	3,350	1,227
-2,028	-1,352	Income tax and social contribution	-820	-758
4,139	1,697	NET INCOME FOR THE PERIOD	2,530	469
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	5

MARKETLETTER 2Q21

TABLE 03: RECURRING CONSOLIDATED RESULT
2021	2020	Recurring Financial Statement *	2Q21	2Q20
11,537	10,778	Generation Revenue Recurring	5,700	4,837
7,477	4,801	Transmission Revenue Recurring	3,675	1,759
360	280	Others Revenue Recurring	178	151
19,373	15,859	Gross Revenue Recurring	9,553	6,747
-3,223	-2,938	Deductions from Revenue Recurrent	-1,610	-1,420
16,151	12,921	Net Operating Revenue Recurring	7,943	5,326
-3,525	-3,171	Operational costs Recurring	-1,902	-1,428
-3,844	-3,623	Personnel, Material, Services and Others Recurring	-2,008	-1,662
-905	-932	Depreciation and amortization Recurring	-447	-463
277	-596	Operating Provisions Recurring	404	-400
8,154	4,599		3,990	1,373
787	506	Shareholdings Recurring	357	384
8,941	5,105		4,346	1,757
292	-1,256	Financial Result Recurring	739	-356
9,233	3,849	Income before tax Recurring	5,085	1,401
-1,786	-1,352	Income tax and social contribution Recurring	-578	-758
7,448	2,497	Net Income for the year Recurring	4,507	643

* Non-recurring adjustments mentioned in the Highlights.

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	6

MARKETLETTER 2Q21

1.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS Highlights in the Analysis 2Q20 X 2Q21

OPERATING INCOME

TABLE 04: GENERATION REVENUE
Operating Revenue - Generation	2Q21	2Q20%		2021	2020	%
Generation Revenue
Energy supply to distribution companies	3,195	3,171	1%	6,817	7,174	-5%
Supply	809	659	23%	1,528	1,332	15%
CCEE	643	126	411%	1,108	479	131%
Operation and Maintenance Revenue	1,018	934	9%	2,053	1,863	10%
Construction Revenue	16	11	50%	25	19	30%
Itaipu Transfer	35	-52	-167%	31	-69	-145%
Generation Revenue	5,716	4,848	18%	11,562	10,797	7%
Non-recurring events
(-) Construction Generation	-16	-11	50%	-25	-19	30%
Recurring Generation Revenue	5,700	4,837	18%	11,537	10,778	7%

VARIATION ANALYSIS 2Q20X2Q21

ENERGY SUPPLY TO DISTRIBUTION COMPANIES

•	At Eletronorte (+R$ 256 million): (i) 128% increase in revenue from sales to traders (2Q20 R$ 221 million X 2Q21 R$ 503 million), due to the 83% increase in sales price (2Q20 R$ 80.97/MWh X 2Q21 R$ 148.17/MWh) and the increase in the amount of energy sold (2Q20 1,249 MWmed X 2Q21 1,554 MWmed); (ii) in relation to the revenue foreseen in the ACR, there was a decrease of 95% (2Q20 R$ 28 million X 2Q21 R$ 1.5 million) due to the end, in Dec/20, of the products of the 18th Auction, which reduced the amount of energy sold by 95% (2Q20 73 MWmed X 2Q21 4MWmed) and the sale price by 5% (2Q20 R$ 175.00 X 2Q21 R$ 167.31).
•	At Amazonas GT (+R$ 124 million): (i) increase of R$71 million in revenue from PIE, due to an average increase of 15% as a result of the annual adjustment of Contract Prices linked to the IGPM of the Supply Portion of which 43 million refer to the supply portion and 28 million refer to fuel. (ii) Increase of R$ 32.5 million in revenue from own generation due to the reduction in the energy tariff of approximately 12%, based on the IPCA. (iii) an increase of R$3 million in revenue from UTE Coari, due to the 1% increase (206.5MW) in energy production, which reflected in the increase in the final cost of this operation in 2Q21; (iii) an increase of R$ 2.6 million in the UTEs in the Interior, highlighting the UTE Caapiranga and Anori whose CCVE contracts showed a greater variation than the others due to the increase in natural gas consumption caused by the expansion of generation with the installation of generator sets in these locations, in addition to the increase caused by the annual readjustment of prices through the IPCA index, which also applies to the other TPPs in the Interior; (iv) Increase of R$ 17 million referring to the registration of the 3rd installment of the CCEAR in May and the 1st and 2nd installment in June, these installments would be released in July, however due to the process of incorporation of Amazonas GT by Eletronorte they were registered in June.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	7

MARKETLETTER 2Q21
•	At CGT Eletrosul (+R$ 14 million): (i) increase of R$ 6.9 million in ACR revenue and R$ 6.4 million in ACL revenue. SPE Livramento accounted for an increase of R$0.9 million. ACR revenue increased by R$6.9 million and is due to: (i) a 4.1% price readjustment, which represented an increase of R$ 9.5 million; and, (ii) reduction in the quantity sold, from 436 MWm in 2Q20 to 432 MWm in 2Q21, reducing revenue by R$ 2.4 million. In ACL, the increase in revenue was R$6.4 million and is due to: (iii) a +12% variation in the average energy sale price, representing an increase of R$13.5 million in revenue; and, an average 17 MW reduction in energy sold, generating a decrease of R$7.1 million in revenues.
•	At Chesf (+R$ 7 million): (i) an increase of 19 average MW sold in 2Q21 compared to the same period of the previous year, due to: increase in the volume sold in annual contracts; the start of commercial operations at EOL Casa Nova A, resulting in an increase in revenue of approximately R$14 million; recording the revenue from the supply of the SPEs in the Pindaí Complex in the 2Q20 consolidated result in R$ 15 million.

Partially offset by:

•	At Eletronuclear (-R$ 318 million): (i) reduction of around R$ 75.4 million in the Fixed Revenue of the Angra 1 and 2 Plants by 8.1%, according to ANEEL Ratifying Resolution No. 2,821 of 12/15/ 2020, due to the non-performance of nuclear fuel expenses; (ii) R$31.3 million increase in reimbursement estimates for the calculation of negative energy deviation in the comparison between the quarters (R$27.5 million in 2Q20 against R$58.8 million in 2Q21); (iii) the net energy supply from the Angra 1 and 2 nuclear plants was 28.8% lower, being 3,538,527 MWh in 2Q20, compared to the net supply of 2,519,253 MWh in 2Q21, which represented a reduction of R$211.4 million due to: (a) scheduled shutdown for maintenance and exchange of nuclear fuel at the Angra 1 plant occurred between the dates of 04/17/2021 to 05/18/2021 (32 days) ; (b) scheduled shutdown for maintenance and exchange of nuclear fuel at the Angra 2 plant occurred between the dates of 06/06/2021 to 07/22/2021 (47 days), including 25 days in the reported quarter; (c) scheduled shutdown for maintenance and exchange of nuclear fuel at the Angra 2 plant between the dates of 06/22/2020 to 08/17/2020 (57 days) impacting only 9 days within the reported quarter.
•	In Furnas (-R$ 12 million): (i) lower amount of energy traded in the ACL (1,808 GWh in 2020 to 1,768 GWh in 2021, representing a decrease of R$ 3 million; (ii) dispatch from the Santa Cruz Plant in period carried out, as an emergency, outside the order of merit, resulting in a decrease in this item by R$ 28 million, because when dispatched outside the order of merit, part of the revenue is received by system service charges, which integrate the result of the MCP; In On the other hand, there was (iii) price adjustment of ACR contracts (3%, R$ 3 million); and (iv) a variation of R$ 16 million referring to Brasilventos' supply revenue, when comparing the two quarters, due to the The start-up of commercial operation of the generation complex occurred at the end of 2Q20, reflecting a lower amount of revenue in the period, while in 2Q21 the generation complex was fully operational.

SUPPLY FOR END CONSUMERS

•	At Eletronorte (+R$ 130 million): (i) Increase in Albras' sales in the amount of R$ 128 million due to the readjustment of the base price, in May/21, from R$ 134.77/MWh to R$ 177 .92/MWh. Albras' final sales price has a derivative component associated with the price of aluminum, which increased by 51% (2Q20 US$ 1,540 X 2Q21 US$ 2,333), Dollar, IGP-M, which increased by 32% (adjustment in May ), and sector charges. (ii) Additionally, there was an increase of R$ 3 million for other consumers, due to the price adjustment and seasonality of contracts.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	8

MARKETLETTER 2Q21
•	In Furnas (+R$ 13 million): The variation is mainly due to: (i) readjustment in unit prices of supply contracts, linked to UHE Itumbiara (Law 13,182) of approximately 4.5%; (ii) due to the variation in the ICMS levy (R$ 140 thousand), which is added to the accounting revenue. These variations occur according to tax actions and characteristics inherent to each customer and consumer unit.
•	In the subsidiary Chesf (+R$ 22 million): (i) increase of 62 average MW in the consumption of industrial customers achieved by Law 13182/2015 in 2Q21, compared to the same period of the previous year, influenced by the gradual resumption of activities in an industrial consumer in the state of Alagoas.

CCEE

•	At Eletronorte (+R$375 million): (i) 251% increase in the energy to be settled in the MCP (2Q20 91 MWmed X 2Q21 319 MWmed) at prices 200% higher (2Q20 R$40/MWh X 2Q21 R$120, 43/MWh), as a result of several factors, including: (i) 34% increase in the Physical Seasonal Guarantee in the period, 2,170MWmed in 2Q20 X 2,915MWmed in 2Q21; (ii) a 6% improvement in the average GSF (2Q20 1.0776 X 2Q21 1.1385).
•	At the holding (+R$62 million): sale in the CCEE short-term market, of energy originating from energy imports from Uruguay, on demand by the SIN. In the same period of 2020, there was no imported energy sold in the spot market by Eletrobras.
•	At Chesf (+R$ 43 million): The variation is mainly due to: (i) increase in the average PLD from R$ 75.47/MWh (2Q20) to R$ 229.44/MWh (2Q21) and from the GSF from 92.04% (2Q20) to 99.76% (2Q21), despite the increase in energy sold by about 82 average MW in the supply and supply accounts above, and, therefore, the lower energy surplus in relation to to the same period of 2020.
•	In Furnas (+R$31 million): (i) The variation is mainly due to the following reasons: (i) an increase of R$83 million arising from the booking of the Santa Cruz Plant in the MCP, which had higher generation in the period 2021, by emergency dispatch; On the other hand, (ii) despite the GSF variation showing an increase of approximately 8% (92% in 2020 and 100% in 2021), there was a greater negative exposure in the period, which together with the increase in the PLD (2020: R$ 75.47 / 2021: R$ 229.44), resulted in an impact of R$ 54 million. .
•	At CGT Eletrosul (+R$27 million): (i) increase of 204% in the PLD (from R$75 / MWh in 2Q20 to R$230 / MWh in 2Q21), corresponding to a positive variation of R$26 million; (iii) SPE Livramento was responsible for an increase of R$0.21 million in 2Q21; and, (iii) other variations caused by other effects of market accounting.

Partially offset by:

•	In the subsidiary Amazonas GT (-R$ 17 million): (i) in 2Q20, due to the greater dispatch controlled by the ONS, the UTE Mauá 03 plant had a revenue of approximately R$ 15.5 million, while in 2Q21, we had a greater exposure in the short-term market due to the unavailability of UTE Aparecida due to claims occurred in two Generating Units.

OPERATION AND MAINTENANCE REVENUE - PLANTS RENEWED BY LAW 12.783/2013

•	In subsidiary Chesf (+R$ 52 million): (i) annual readjustment of RAG of approximately 10%, pursuant to Ratifying Resolution 2746/2020 (cycle 2020-2021); offset by (ii) CFURH reduction (-11%) due to lower generation verified in 2Q21 compared to the same period in 2020, resulting in a revenue reduction of approximately R$ 4 million.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	9

MARKETLETTER 2Q21
•	In Furnas (+R$ 33 million): (i) annual readjustment of the RAG (approximately 11%) which reflects an increase of R$ 33 million, pursuant to Aneel Ratifying Resolution 2746/2020; (ii) entry of the Jaguari plant (Ex. CPFL) in Jan/21, temporarily operated by Furnas, representing an increase in revenue of R$ 3 million, without comparison in 2020. On the other hand, (iii) the variation in CFURH and, consequently, PIS/COFINS, in the sum of the period, account for the remainder of the difference (R$ -2 million).

CONSTRUCTION REVENUE

•	Higher level of investment made in 2Q21, but with no effect on results as it has an equivalent amount in construction expenses.

Itaipu TRANSFER

•	At the Holding (+R$ 87 million): (i) Tariff variation on which the monetary restatement is applied, calculated based on the American Commercial Price and Industrial goods price indices, levied on Itaipu's financial asset, which offset the levied exchange variation on said asset, recognized by interministerial ordinance 04/2018 of the MME and Ministry of Finance that determines the revenue of Itaipu.

ANALYSIS OF VARIATION 2021X2020

•	Revenue from the Power Generation segment grew by 7% in the 1st half of 2021, in line with the same period of the previous year. This growth was mainly influenced by the higher revenue at the CCEE, caused by the increase in pld and the import of energy from Uruguay by the holding, for sale, by order of the ONS, due to the low volume of reservoirs in Brazil, and by the growth in revenue of Operation and Maintenance Revenue, caused by the annual readjustment of the RAG. This revenue growth was partially offset by the reduction in supply revenue at the subsidiary Eletronuclear, especially in 2Q21, as explained above.
TABLE 05: TRANSMISSION REVENUE
Operating Transmission Revenue	2Q21	2Q20%		2021	2020	%
Transmission Revenue	3,675	1,759	109%	7,477	4,801	56%
O&M Revenue - Renewed Lines	924	577	60%	1,962	1,419	38%
O&M Revenue - Regime Exploration	413	257	61%	717	504	42%
Construction Revenue	203	112	82%	322	265	22%
Contractual Revenue - Transmission	2,136	813	163%	4,476	2,614	71%
Recurring Transmission Operating Revenue	3,675	1,759	109%	7,477	4,801	56%

ANALYSIS OF VARIATION 2Q20X2Q21

O&M REVENUE - RENEWED LINES LAW 12.783/13

•	In subsidiary Chesf (+R$ 189 million): (i) effect of the tariff review of CC 061/2001, relating to the period from Jan/13 to Jan/18, with retroactive effect to 2018, considered in REH Aneel 2,725/20; (ii) annual readjustment of 1.88%; and (iii) reinforcements without previously established RAP and improvements included by Aneel for the 2020/2021 cycle totaling R$8.6 million.
•	In the subsidiary Furnas (+R$149 million): (i) increase due to the exchange of tariff cycles, which included the annual adjustment and also the tariff review, based on current regulations - Technical Note 119/2020-SGT/ANEEL - which details the readjustments of the RAPs of the Transmitters and the effects of the revision. The Tariff Revision represented about 18%, without considering the Adjustment Portion which for the cycle (20-21) was positive. The main variations in the effects above arise from the following monthly changes - (a) 2Q21 (Apr/21 = R$162.5 million; May/21 = R$162.9 million; Jun/21 = R$166.8 million) ; and (b) 2Q20 (Apr/20 = R$118.2 million; May/20 = R$116.4 million; Jun/20 = R$108.5 million).
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	10

MARKETLETTER 2Q21

•	In the subsidiary Eletronorte (+R$ 33 million): increase in the RAP approved for the 2020/2021 cycle (REH No. 2725/2020), which contributed to the increase in billed revenue (R$ 33.2 million), despite the increase of the Variable Portion (in R$10.4 million).

Partially offset by:

•	In the subsidiary CGT Eletrosul (-R$8 million: (i) reduction of approximately 53% of the O&M RAP, which will occur gradually in 1/5 per cycle, during the period 2018/19 to 2022/23, as stipulated by ANEEL, in the periodic tariff review process, highlighting the decrease in the RAP of the Basic Network of R$ 44 million in the period, partially offset by (ii) Increase in revenue of R$ 35 million resulting from various effects, with emphasis on the Apportionment of Anticipation of R$ 22 million, Calculation Adjustment Installments of R$9 million and additional new works totaling R$ 4 million.

O&M REVENUE - EXPLORATION REGIME

•	In the subsidiary Eletronorte (+R$ 69 million), mainly due to: (i) increase in the RAP approved for the 2020/2021 cycle (REH No. 2725/2020), which contributed to the increase in billed revenue (R$69 .3 million), even with the increase in the Variable Portion (by R$ 15 million).
•	In Furnas (+R$21 million): (i) increase due to the change in tariff cycles, based on current regulation - Technical Note 119/2020-SGT/ANEEL - which details the readjustments of the RAPs of the Transmitters. The main variations in the effects above arise from the following monthly changes - (a) 2Q21 (Apr/21 = R$13.5 million; May/21 = R$13.3 million; Jun/21 = R$13 million); and (b) 2Q20 (Apr/20 = R$10.4 million; May/20 = R$9.6 million; Jun/20 = R$2.6 million).
•	At CGT Eletrosul (+R$18 million): (i) repricing of O&M, in 2020, in the amount of R$10 million, of concession 004/2004, at the time of the periodic tariff review. (ii) R$ 6 million prepayment apportionment.

Partially offset by:

•	In subsidiary Chesf (-R$5 million): (i) higher prepayment apportionment, with a negative effect of R$7.5 million; (ii) smaller variable portion, with a positive effect of R$0.2 million; (iii) lower adjustment portion, with a positive effect of R$0.6 million; and (iv) tariff review of contracts: 007/2005 and 006/2009 with positive IRTs for the 2020/2021 cycle, in addition to the tariff readjustment on 07/01/20.

CONSTRUCTION REVENUE – TRANSMISSION

•	Variation in Revenue reflects the greater volume of transmission projects being built by the company in 2021, linked to authorizing resolutions, with emphasis on Chesf (+R$ 43 million), Eletronorte (+R$ 39 million) and Furnas (+R$ 7 million).

CONTRACTUAL REVENUE – TRANSMISSION

•	Furnas (+R$ 618 million), Eletronorte (+R$ 272 million), Chesf (+R$ 282 million), CGT Eletrosul (+R$166 million): (i) The variation is mainly due to the following reasons: ( i) increase in inflation rates in the period (IPCA), from -0.62% to to 2.08% a.t.; and (ii) increase in the balance of contractual assets due to adjustments arising from tariff reviews consolidated in ANEEL Resolution 2725/2020, recorded in September/2020, with emphasis on the review with increase in RBSE revenues associated with Ordinance 120/2016 of the Ministry of Mines and Energy, where the increase in the remuneration of the cost of capital on the financial component of RBSE was reconsidered.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	11

MARKETLETTER 2Q21

Partially and negatively offset by:

•	Amazonas GT (-R$ 14 million): due to the loss of the auction, in March 2021, after receiving the indemnity for the sale of Transmissão's assets, Amazonas GT ended its transmission activities.

VARIATION ANALYSIS 2021X2020

•	Variation in Transmission Revenue especially reflects: (i) increase in inflation rates in 2021; and (ii) increase in the balance of contractual assets due to the adjustments made, in June/2020, as a result of tariff revisions by ANEEL. The balance of contractual assets increased significantly due to the approval of the tariff review of transmission concessions extended under Law 12,783/2013, granted by Aneel in June 2020, which approved the new Permitted Annual Revenue ("RAP") of these concessions for the 2020-2021 tariff cycle, bringing the following changes to RBSE: (a) retrospective change in the wacc for the years 2018 and 2019; (b) change in the asset base incorporating write-offs in the 2013-2018 cycle and the readjustment of the new replacement value of assets associated with RBSE; (c) Incorporation of the payment of the controversial installment "Ke" that has been under court since 2017.
TABLE 06: OTHER OPERATING REVENUE
Operating Income	2Q21	2Q20%		2021	2020	%
Others Revenues	178	151	18%	352	280	26%
Non-recurring events
Procel retroactive chargeback	0	0	0%	8	0	100%
Other recurring income	178	151	18%	360	280	29%

OTHERS REVENUES

VARIATION ANALYSIS 2Q20X2Q21

•	At Eletronorte (+R$18 million): (i) increase in the following accounts - (a) CDE: R$11.6 million; and (b) Proinfa: R$8.7 million.
•	In Furnas (+R$6 million): (i) increase in revenue from operating, communication and tele-assistance services provided by FURNAS in the amount of R$5.8 million: Main customers - (a) Empresa de Energia São Manoel and (b) Madeira Electric Interconnection (in May/21).
•	At Eletrobras Holding (+R$6 million): Increase in Procel revenue.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	12

MARKETLETTER 2Q21

OPERATIONAL COSTS AND EXPENSES

TABLE 07: OPERATIONAL COSTS AND EXPENSES
Operational costs	2Q21	2Q20%		2021	2020	%
Energy purchased for resale	-507	-360	41%	-1,006	-1,007	0%
Charges on use of the electricity grid	-488	-394	24%	-943	-840	12%
Fuel for production electric power	-665	-528	26%	-1,203	-996	21%
Construction	-262	-157	67%	-411	-347	18%
Personnel, Material, Services and Others	-2,184	-1,676	30%	-4,218	-3,821	10%
Depreciation and amortization	-447	-463	-3%	-905	-932	-3%
Operating Provisions	-934	-614	52%	-2,039	-1,006	103%
Total Operating Costs and Expenses	-5,487	-4,192	30,9%	-10,725	-8,949	20%
Non-recurring events
(-) Non-recurring PMSO events	176	14	1147%	374	197	90%
(-) Non-recurring provisions	1,338	214	527%	2,316	410	465%
(-) Generation Construction	16	11	50%	25	19	30%
(-) Transfer of coal from the Material heading	4	0	-	13	0	-
Total Recurring Operating Costs and Expenses	-3,953	-3,953	0%	-7,997	-8,323	-4%

VARIATION ANALYSIS 2Q20X2Q21

ENERGY PURCHASED FOR RESALE

•	In the subsidiary Furnas (+R$59 million): (i) variation of R$64 million in 'Energy Purchased for Resale', due to (a) price readjustments of the contracts in force, which together represent R$52 million in the due period, mainly, to the IGPM, which presented a significant variation in the period; (b) One-off purchases made in 2021 (contracts signed in order to reduce the negative exposure in the MCP, taking advantage of the discount existing in short-term bilateral operations, as well as the tax benefit against settlement at the CCEE) of approximately R$12 million; partially offset by (ii) a reduction of R$4.3 million related to the energy purchased by Brasilventos in 2Q20, which did not occur in 2Q21.
•	At the Holding (+R$54 million): mainly due to the expansion of international energy exchange by request of the National Interconnected System (SIN) in 2Q21. This situation was caused by the reduction in the volumes of the main hydrographic basins that make up the interconnected system and by the drop in prices offered by Uruguay to the SIN. There were no energy imports in the same period in 2020.
•	At Amazonas GT (+R$ 10 million): (i) an increase of R$ 6.3 million in the purchase of energy in the short-term market due to the greater exposure of UTE Aparecida, due to the damages occurred in two LM6000 turbines installed in the Generating Units; and (ii) an increase of R$3.6 million in 2Q21 due to the contractual adjustment based on the IGPM which, in November 2020, showed an accumulated increase of 23.14%.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	13

MARKETLETTER 2Q21
•	At CGT Eletrosul (+R$8 million): (i) 4% increase in the average acquisition price, increasing the cost by R$5.7 million; (ii) positive variation in energy purchased through the MCP, mitigated by tax and financial effects of the PIS/COFINS discount, which accounted for an increase of approximately R$1.9 million compared to 2Q20. The company has four purchase contracts, three of which are PPAs carried out with companies in which CGT Eletrosul holds or has previously held an equity interest. In the event of a deficit in any of the generating units, these contracts can supply without the need to purchase additional energy.

Partially offset by:

•	At Chesf (-R$16 million): (i) termination of the purchase agreement in December/2020 (reduction of 80 average MW), representing a reduction of R$26 million; (ii) change in purchasing strategy in 2Q21 (reduction of 7 average MW), with a reduction of R$0.5 million; and (iii) readjustment of existing contracts with a decrease of R$0.4 million; On the other hand, (iv) there was an accounting adjustment to readjust the records of contracts with SPEs by R$9 million. In total, there was a reduction of 87 average MW in energy purchased in 2Q21.

CHARGES ON USE OF THE ELECTRICITY GRID

•	In Furnas (+R$145 million): (i) updates to contractual parameters; and (ii) the fact, specifically, that the generation of the Santa Cruz Plant was higher in the second quarter (485,342 MWh in 2021 against 228,241 MWh in 2020) due to the greater order ordered by the ONS in the period in question.

Partially offset by:

•	At Eletronuclear (-R$44 million): (i) reduction in the consumption of fissile uranium equivalent (Kg Ueqv) by 47%, with 166.822 Kg Ueqv in 2Q21 and 315.252 Kg Ueqv in 2Q20, due to the greater number of days of stoppage in 2Q21. In 2020, the highest concentration of downtime impacted 3Q20. Plant shutdown schedule as reported in the supply counter.

CHARGES ON USE OF THE ELECTRICITY GRID

•	At Chesf (+R$ 30 million): (i) readjustment of approximately 14% of TUST, determined by ANEEL Ratifying Resolution No. 2,748/2020 (cycle 2020-2021); and (ii) incorporation of the Pindaí Complex as of April/2021, which caused an additional increase in TUST payable, with no basis for comparison in 2020.
•	In Furnas (+R$ 23 million): (i) the Tariffs for the Use of the Transmission System in effect in the second quarter of 2020 refer to ANEEL Ratifying Resolution No. 2,562 of 06/25/2019, as well as the tariffs in effect in the second quarter of 2021 refer to ANEEL Ratifying Resolution No. 2726 of 07/14/2020.

CONSTRUCTION

•	At Chesf (+R$72 million): (i) increase in O&M revenue influenced by the tariff review of concession contracts 061/2001, 006/2009, 007/2005, 017/2009 and 018/2009.
•	At Eletronorte (+R$37 million): the resumption of investments in reinforcements and improvements after the low realization during 2Q20 due to the impacts of COVID-19.
•	In Furnas (+R$ 12 million): (i) the amount is based on the variations occurred in the investments in the generation and transmission contracts in the period, as follows: (a) The generation construction expense in 2Q20 totaled R$ 10, 8 million and 2Q21 the amount was R$ 16.1 million, but with no effect on the result due to the equivalent amount in generation construction revenue. (b) In the transmission, the values referring to contract 062/01 in 2020 were R$31.4 million and in 2021 R$41.8 million. (c) In the other contracts, the values for 2020 and 2021 totaled R$4 million and R$343,000, respectively.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	14

MARKETLETTER 2Q21

VARIATION ANALYSIS 2021X2020

•	The sum of the costs of Energy purchased for resale, Charges on the use of the electricity network, Fuel for the production of electricity and construction, in the 1st half of 2021, increased by 11%, mainly impacted by: (i) the increase in costs with fuel, greater dispatch from the Santa Cruz plant and increased consumption at UTE Mauá 03 and a 12% increase in the price of raw material; (ii) Increase in network usage charges, mainly caused by the readjustment of about TUST and incorporation of the Pindaí Complex as of April/2021 by Chesf.
TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER
Personnel, Material, Services and Others	2Q21	2Q20%		2021	2020	%
Personnel	-1,209	-1,028	18%	-2,456	-2,155	14%
Material	-73	-52	40%	-133	-154	-14%
Services	-474	-432	10%	-853	-898	-5%
Others	-427	-165	160%	-776	-614	26%
PMSO total	-2,184	-1,676	30,3%	-4,218	-3,821	10,4%
Non-Recurring Items
Incentive Plans (PAE, PDC)	-2	-4	-37%	-5	-8	-41%
Eletronorte resignation	17	0	-	80	0	-
Foundations contributions reversal - CVM 600 adjustment	-7	0	-	-15	0	-
Indemnities (Labor Claims) – Furnas	29	24	19%	47	33	42%
FGTS and INSS at Eletronorte - Early launch in April 2020	0	-22	-100%	0	0	-
Historical Hour Bank Payment 25%	1	0	-	1	0	-
Transfer of coal from 1Q21 to Fuel account	-4	0	-	-13	0	-
PIS/COFINS Credit Adjustments - inputs from UTE Candiota III prior periods	-4	0	-	-4	0	-
SWAP expenses for 1Q21	-2	0	-	0	0	-
Income tax not collected 2015	0	0	-	42	0	-
IR on Debt Donation Charges - Transfer from AmGT	40	0	-	40	0	-
Cour costs and fees – Parent Company	35	0	-	44	0	-
Labor Costs	8	0	-	13	0	-
Indemnities - Loss and Damage	0	0	-	38	0	-
Debenture issue commissions in 1Q21	0	0	-	-8	0	-
Worthless SPE FOTE	7	0	-	7	0	-
Write-off of Energisa assets in 1Q21 (Assets of Distributed Distributors)	0	0	-	29	0	-
Generator group rental (emergency service to Amapá)	13	0	-	41	0	-
Sale of Transmission Assets to Energisa	0	0	-	-3	0	-
Reimbursement of Transmission Assets to Energisa	0	0	-	2	0	-
Problem of accounting for previous years	0	0	-	-7	0	-
Camargo Correa Furnas Process	0	0	-	0	98	-100%
Installments of the agreement between Furnas and Inepar	0	16	-100%	0	29	-100%
Indemnities, losses and damages - Nova Engevix, CIEN and Furnas Outsourced	45	0	-	45	46	-1%
PMSO Recurrent	-2,008	-1,662	21%	-3,844	-3,623	6%
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	15

MARKETLETTER 2Q21

VARIATION ANALYSIS 2Q20X2Q21

PERSONEL

•	Salary adjustment, from 12.01.2020, of 2.4%, as provided for in the Collective Bargaining Agreement, 1% annual and distribution of merit by only 2 companies - estimated impact on the payroll of R$ 30 millions;
•	In subsidiary Chesf: increase in interest cost, indexed by the IGPM, due to the restatement of the actuarial liability of the CD and BD benefit plans by R$32 million.
•	Higher expense with the use of the Health Plan in compared periods (+ R$ 32 million): (i) +R$ 27.1 million in co-participation in Eletronorte's Health Plan, since, 2020 was impacted by a reversal in the period. In addition, there were delays in receiving invoices from the E-Vida that impacted the monthly accounting in 2021, having been made, in April/21, an adjustment from previous months' invoices of approximately R$10 million; (ii) Electronuclear (+R$5 millions).;
•	Dismissals at Eletronorte: there were 44 dismissals in the 2nd quarter of 2021 at a cost of approximately R$16.6 million (non-recurring).
•	At Eletronuclear (+R$11 million): higher expenses with overtime and on call due to the seasonality of the shutdown periods of plants 1 and 2. In 2Q21, there was an shutdown of Angra 1 (1P16 04/17/2021 to 05/18/2021 ) and start of the shutdown of Angra 2 (2P17 06/06/2021 to 7/22/2021. In 2Q20, there was only one shutdown of the Angra 2 plant (2P16) between the dates of 06/22/2020 to 7/17 08/2020, counting only 9 days within the reported quarter
•	Higher spending on social security and social charges in the amount of R$36 million;
•	At Eletronuclear and Amazonas GT: In 2020, there was a reduction adjustment for non-recurring vacation provision expenses, reducing the cost in 2Q20, causing a variation of R$25 million in the compared periods.
•	Lower vacations in 2Q20 compared to 2Q21, due to the pandemic, and work in the home office, generating a variation of R$14 million due to the postponement of vacations between periods compared;
•	These amounts were partially offset by higher allocation of labor for investment in the amount of R$32 million.

Material

•	At Eletronuclear (+R$16 million): (i) near the end of 2Q20, Angra 2 was stopped (2P16 between the dates of 06/22/2020 to 08/17/2020), with its costs impacting its majority in 3Q20; (ii) in 2Q21, the shutdown of Angra 1 occurred (1P26 occurred between the dates of 04/17/2021 to 05/18/2021), and also the shutdown of Angra 2 (2P17 occurred between the dates of 06/06/ 2021 until 07/22/2021), facts that generated cost increases, specifically, in 2Q21 without counterpart in 2Q20.
•	At Chesf (+R$6 million): (i) R$5.3 million increase in expenses with various materials, such as compressors, pistons, curtains; and (ii) an increase in expenses with fuels/lubricants of R$0.7 million.
•	At Amazonas GT (+R$ 3 million): (i) an increase of R$ 2.8 million due to materials used in large-scale maintenance at the Balbina, Aparecida and Mauá 3 plants; (ii) an increase of R$575,000 related to the purchase of food for the Preservation Center (Environment - Peixe Boi); and (iii) an increase of R$196 thousand related to the acquisition of lubricants.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	16

MARKETLETTER 2Q21

Partially offset by:

•	At CGT Eletrosul (-R$4 million): (i) mistaken releases of mineral coal in 2021 in the material item whose adjustment was made in Jun/2021, retroactive to Jan/21 and, therefore, values from 1Q21 had a positive impact ( reducing expenses) in the material item by R$3.7 million in 2Q21; (ii) R$2.3 million of mineral coal mistakenly allocated to Material in 2Q20.

ServiCES

•	At Eletronuclear (+R$64 million): (i) near the end of 2Q20, the stoppage of Angra 2 took place (2P16 between 06/22/2020 and 08/17/2020), with its costs impacting its majority in 3Q20; (ii) in 2Q21, the stoppage of Angra 1 occurred (1P26 between the dates of 04/17/2021 to 05/18/2021), and also the stoppage of Angra 2 (2P17 between the dates of 06/06/ 2021 until 07/22/2021), facts that generated cost increases, specifically, in 2Q21 without counterpart in 2Q20.

Partially offset by:

•	In Furnas (-R$4 million): (i) reduction in the following items - (a) Medical, Hospital and Dental Care by R$4.7 million; (b) Hired labor in R$4.2 million; and (ii) on the other hand, there were increases in - (c) Third-party services - contractors by R$ 3.4 million; and (d) Maintenance - Operating Assets at R$1.6 million.

OTHERS

•	Holding (+R$90 million): (i) payment of income tax of R$40 million levied on debt charges settled by Eletrobras with Eletronorte, upon payment in kind that resulted in the transfer of control from Amazonas GT to the aforementioned controlled; (ii) court fees of R$27 million related to the payment of fees, court fees and fines related to legal proceedings, especially the compulsory loan.
•	In Furnas (+R$65 million): (i) increase, in 2Q21, of R$32.1 million in indemnities (non-recurring) for losses and damages to Nova Engevix related to UTE Sta's gas combined cycle refurbishment service Cruz, in the amount of R$45.1 million, which was partially offset by payments made to INEPAR in 2Q20 of R$16 million; (ii) an increase of R$29.2 million in Operating Losses, of which R$28.9 million derives from the entry in Non-operating Losses in the investee SPE Serra do Facão, due to the adjustment made by Eletrobras to adjust the accounting practice , related to the reservation made by the external auditor of said SPE. When the adjustment was made by Eletrobras in 2Q21, the SPE's equity became negative and the adjustment was accounted for as non-operating losses. for having this SPE a negative PL. In May/21, Furnas acquired a stake in SPE Serra do Facão, held by Camargo Correa; and (iii) an increase of R$3.8 million in Hydrological Risk Insurance - GSF.
•	At Eletronorte (+R$54 million): (i) increase in the following accounts: (a) Legal costs (except labor), of R$21.6 million, due to the reclassification of the write-off of the judicial deposit used in the payment;(b ) Rental of generator groups, of R$ 13.5 million (emergency assistance to the state of Amapá), and Eletronorte is negotiating with Aneel for full reimbursement of the expense; (c) Write-off of unrecovered ICMS taxes, of R$4.9 million; (d) Sundry expenses with Trocará/Assurini indigenous communities, of R$ 4.2 million; (e) Recovery of expense, of R$3.2 million (reduction account, in which the recovery was higher in 2020 - R$17.8 million); (f) Insurance for facilities, equipment and inventories of R$3.2 million; (g) Environmental licenses, of R$1.7 million; (h) R$1.3 million reduction in rental expenses; and (i) Real estate rental, of R$1 million. (ii) On the other hand, there was a R$1.1 million reduction in vehicle rental expenses.
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	17

MARKETLETTER 2Q21

VARIATION ANALYSIS 2021X2020

•	The costs and expenses of personnel, material, services and others presented, in the 1st half of 2021, a variation of 10.4% compared to the same period of the previous year, mainly reflecting: (i) non-recurring expenses of approximately R$ 80 million due to the dismissal of 285 employees between January and March 2021. Increase of R$54 million in the Eletronuclear Personnel account, impacted by the adjustment of the vacation provision in 2020, reducing the cost and causing a variation of R$42 million in compared periods and higher expenses with social charges in the amount of R$15.5 million; Increase in Eletronuclear's Services bill of R$42 million, mainly explained by: (i) in both periods compared, there were 2 plant shutdowns, however, the scope of work for the shutdowns in 2020 was reduced due to the Covid Pandemic -19. Several activities were not performed in that year, being transferred to execution in 2021, which caused a higher expense in the compared periods.

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization	2Q21	2Q20%		2021	2020	%
Depreciation and amortization	-447	-463	-3%	-905	-932	-3%

TABLE 09: OPERATING PROVISIONS
Operating Provisions	2Q21	2Q20%		2021	2020	%
Operational provisions / reversals	-934	-614	52%	-2.039	-1.006	103%

Operational provisions / reversals
Contingencies	-499	181	-136%	-996	113	-111%
Provisions and Reversals Compulsory Loan	-600	-176	-71%	-1.035	-35	-97%
Provisão/Reversão PCLD RGR de Terceiros/ Estimativa de perda de crédito prospectiva (CPC 48)/ Reversão PCLD CIEN/ RPCs Chesf	118	39	205%	118	-107	-210%
Onerous Contracts	-94	-4	2034%	-109	-120	-10%
RAP Adjustment Portion	0	-224	-100%	0	-224	-100%
Impairment de ativos de longo prazo	0	20	-100%	0	20	-100%
Provision for Implantation of Shares - Compulsory Loan	-52	0	-	-46	0	-
ANEEL Provision - CCC	-209	16	-1391%	-240	9	-2772%
Usina Candiota III - Inflexibility	0	-65	-100%	0	-65	-100%
Usina Candiota III - Fuel	-1	0	-	-8	0	-
Non-recurring provisions / reversals	-1.338	-214	527%	-2.316	-410	465%

Provisões/Reversões Recorrentes
Guarantees	2	5	-66%	20	-2	-1074%
PCLD (excluded PCLD Prospective credit loss estimate for privatized distributors (CPC 48)) and RPCs Chesf	374	-337	-211%	275	-453	-161%
GAG Improvement	-1	-51	-98%	-52	-109	-52%
Others	29	-17	-275%	34	-32	-205%
Recurring provisions / reversals	404	-400	-201%	277	-596	-146%

The positive values in the table above mean provision reversal.

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	18

MARKETLETTER 2Q21

ANALYSIS OF VARIATION 2Q20X2Q21

The variation is mainly explained by:

•	Provision for Contingencies of R$1,066 million: (i) At the Holding, R$583 million of provisions for contingencies, highlighting R$600 million of provision for compulsory loan lawsuits; (ii) At the subsidiary Chesf, R$331 million in provisions for contingencies, highlighting (a) an increase due to the update of the K-Factor lawsuit, most of which by the IGPM (R$76 million); (b) increase in the provision for the process discussing the GSF (+R$ 156 million), mainly impacted by the increase in the PLD and hydrological situation between the compared periods. Chesf withdrew from this process in July 2021, therefore, after June 30, 2021 and paid the amount of R$1,420 million. In 3Q21, this process should be downloaded; (c) reduction in other civil and tax provisions (+R$14 million); (d) increase in labor provisions (R$ 8 million).
•	Provision ANEEL – CCC, in the amount of R$209 million, referring to the adjustment of credits assumed by the Holding of the companies Eletroacre (-R$162.5 million), Ceron (-R$44.7 million) and Boa Vista (R$2, 3 million) related to the 2nd inspection period, partially offset by the update of receivables (see table 19 of this report).
•	Consumer and reseller PCLD with reversal of R$513 million at Eletronorte, related to Roraima Energia, and R$ 118 million, at Chesf, due to the analysis of long-term overdue credits with clients Ligas do Brasil SA, Equatorial Alagoas and Energisa Sergipe, with counterpart of financial expense of the same amount.

ANALYSIS OF VARIATION 2021X2020

•	Operating provisions presented, in the 1st half of 2021, growth of 24% compared to the same period of the previous year, mainly reflecting: (i) At the Holding, R$1,034 million of provisions for contingencies, highlighting R$698 million of provision for compulsory loan lawsuits; (ii) ANEEL provision – CCC, in the amount of R$240 million, according to ANEEL technical notes 106/2021 and 101/2021 that provide for the result of the second inspection period (July 2016 to April 2017) of CCC credits assigned by the companies CERON and Boa Vista to Eletrobras, in the process of privatizing the distributors; increase in the provision for GSF lawsuit [BRL 369 million in 2021], against [BRL 73 million in 2020] mainly impacted by the increase in the PLD and hydrological situation between the compared periods, partially offset by (iii) PCLD reversal of R$513 million in Eletronorte, related to Roraima Energia.

SHAREHOLDINGS

TABLE 10: SHAREHOLDINGS
Shareholdings	2Q21	2Q20%		2021	2020	%
Shareholdings	302	384	-21%	732	506	45%
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	19

MARKETLETTER 2Q21

ANALYSIS OF VARIATION 2Q20X2Q21

SHAREHOLDINGS

•	The main highlights were: (i) negative variation in the equity in the earnings of affiliates (-R$22 million), with emphasis on CTEEP and CEEE; (ii) the worsening of the equivalence result of SPE Madeira Energia (-R$196 million), due to the increase in energy purchases from TUST, inspection fees and financial expenses; (iii) partially offset by the improvement in the result of IE Madeira (+R$153 million), due to the contractual revenue, which increased by 265%, mainly due to the effect of the application of the correction by the IPCA, which was of 2.07% in 2Q21, and -0.62% in 2Q20.

ANALYSIS OF VARIATION 2021X2020

•	Equity interests showed, in the 1st half of 2021, a variation of 18% in relation to the same period of the previous year, mainly reflecting: (i) positive variation in the equity accounting of the affiliates in the amount, with emphasis on the 1st quarter of 2021 of CTEEP and Lajeado; (ii) comparative improvement in the result of IE Madeira (+R$159 million), due to the increase in contractual revenue, mainly due to the effect of the application of the IPCA correction; (iii) partially offset by the worsening in the equity income of SPE Madeira Energia (-R$229 million), due to the increase in energy purchases from TUST, inspection fees and financial expenses.

FINANCIAL RESULT

TABLE 11: FINANCIAL INCOME AND EXPENSES
Financial Result	2Q21	2Q20%		2021	2020	%
Financial Income
Interest, commission and fee income	192	256	-25%	331	483	-31%
Income from financial investments	99	268	-63%	190	826	-77%
Additional moratorium on electricity	4	61	-93%	132	116	14%
Active monetary updates	-96	147	-165%	230	197	17%
Exchange rate variations	960	-197	-586%	360	-799	-145%
Net Derivative gains	153	11	1278%	437	-107	-507%
Financial expenses
Debt charges	-682	-624	9%	-1.175	-1.663	-29%
Leasing charges	-113	-92	22%	-228	-186	22%
Charges on shareholder resources	104	-97	-207%	-39	-144	-73%
Other net financial income and expenses	-101	-34	195%	-301	-196	54%
Financial Result	521	-302	-273%	-62	-1.474	-96%
Non-recurring adjustments
(-) Revenue from loans owed by privatized distributors	-72	-107	-32%	-153	-220	-30%
(-) Bonus Award + FIDC Commission	0	0	-	91	298	-69%
(-) Eletrosul multa sobre o recolhimento do IR retido		0	-		0	-
(-) Regularization of credits related to Compulsory Judicial Deposits / Fine and Notices of Violation 1Q21	10	0	-	81	0	-
(-) RPCs Chesf – Addition of late payment and monetary variation	118	0	-	118	0	-
(-) Monet update. company compulsory	162	53	206%	219	140	56%
Recurring Financial Result	739	-356	-307%	292	-1.256	-123%
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	20

MARKETLETTER 2Q21

FINANCIAL RESULT

ANALYSIS OF VARIATION 2Q20X2Q21

In 2Q21, the financial result improved, with a negative result of R$302 million in 2Q20 and a positive result of R$521 million in 2Q21. The main variations were in the accounts of:

•	The net exchange variation went from a negative variation of R$197 million in 2Q20 to a positive net variation of R$960 million in 2Q21, mainly due to the variation of the dollar in the respective periods.
•	Derivatives gains and losses went from a net revenue of R$11 million in 2Q20 to a net revenue of R$153 million in 2Q21, especially for the subsidiary Eletronorte, due to the pricing of assets as provided for in the energy sales agreement entered into with Albras, which is mainly linked to the LME (Aluminum) and dollar quotation;

Partially offset by:

•	Net monetary restatements suffered a strong reduction, from a positive variation of R$147 million in 2Q20 to a negative variation of R$96 million in 2Q21, mainly due to the variation in loan payable indexes(DIPCA and Others).

ANALYSIS OF VARIATION 2021X2020

•	The Financial Result presented, in the 1st half of 2021, a variation of 96% in relation to the same period of the previous year, mainly reflecting: (i) the net exchange variation (+R$1,159 million), reflecting the variation of the dollar in the respective periods and; (ii) Gains and losses with Derivatives (+R$545 million), with emphasis on the subsidiary Eletronorte, due to the pricing of assets as provided for in the energy sales agreement entered into with Albras, which is mainly linked to the LME quotation (Aluminium) and dollar; partially offset by (iii) the decrease in income from financial investments (-R$636 million) mainly due to the reduction in the rate of the indexes that remunerate the investments.

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	21

MARKETLETTER 2Q21

1.2 EBITDA Consolidated

TABLE 12: EBITDA DETAIL
EBITDA	2021	2020	%	2Q21	2Q20%
Resulto f the period	4,139	1,697	144%	2,530	469	439%
+ Income Tax and Social Contribution Provision	2,028	1,352	50%	820	758	8%
+ Financial Result	62	1,474	-96%	-521	302	-273%
+ Depreciation and Amortization	905	932	-3%	447	463	-3%
= EBITDA	7,134	5,455	31%	3,276	1,992	64%
Non recurring adjustments
Other revenues and expenses	0	-25	-100%	0	0	-
Reversal of Energy Revenue between Brazil and Uruguay	8	0	-	0	0	-
Transfer of coal from the Material	13	0	-	4	0	-
Dismissal Plans (PAE and PDC)	-5	-8	-41%	-2	-4	-37%
Eletronorte Dismissal	80	0	-	17	0	-
Reversal of contributions to foundations - CVM 600 adjustment	-15	0	-	-7	0	-
Indemnities (Labor Claims) - Furnas	47	33	42%	29	24	19%
FGTS and INSS of Eletronorte – Early release of April,2020	0	0	-	0	-22	-100%
Historical working-hour bank Payment 25%	1	0	-	1	0	-
Transfer of coal from 1Q21 to Fuel account	-13	0	-	-4	0	-
PIS/COFINS credit – prior periods of TPP Candiota III	-4	0	-	-4	0	-
SWAP expenses of 1Q21	0	0	-	-2	0	-
Income tax not collected from injunctuin paid in 2015	42	0	-	0	0	-
IR arising from Transfer of Amz GT	40	0	-	40	0	-
Court costs and fess – Parent Compant	44	0	-	35	0	-
labor costs	13	0	-	8	0	-
Indemnities - Loss and Damage	38	0	-	0	0	-
Debenture issue commissions in 1Q21	-8	0	-	0	0	-
Worthless SPE FOTE	7	0	-	7	0	-
Write-off of Energisa assets (Assets of Distributed Distributors)	29	0	-	0	0	-
Generator group rental (Amapá emergency service)	41	0	-	13	0	-
Sale of Transmission Assets to Energisa	-3	0	-	0	0	-
Reimbursement of Transmission Assets to Energisa	2	0	-	0	0	-
Accounting issues if previous years	-7	0	-	0	0	-
Camargo Correa claim - Furnas	0	98	-100%	0	0	-
Installments of the agreement between Furnas and Inepar	0	29	-100%	0	16	-100%
Indemnities, losses and damages - Nova Engevix, CIEN and Furnas Outsourced	45	46	-1%	45	0	-
Contingêncies (a)	2,031	-78	-2712%	1,099	-5	-22245%
PCLD Credit Loss Estimate (CPC 48) / PCLD Reversal CIEN / RPCs Chesf	-118	107	-210%	-118	-39	205%
(Provision)/Reversal for investment losses	109	120	-10%	94	4	2034%
RAP Adjustment Portion	0	224	-100%	0	224	-100%
Impairment of long-term assets	0	-20	-100%	0	-20	-100%
Provision for Implementation of Shares - Compulsory Loan	46	0	-	52	0	-
Provision ANEEL - CCC (c)	240	-9	-2772%	209	-16	-1391%
TPP Candiota III - Inflexibility	0	65	-100%	0	65	-100%
TPP Candiota III - Coal	8	0	-	1	0	-
= Recurring EBITDA	9,846	6,037	63,1%	4,794	2,219	116%
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	22

MARKETLETTER 2Q21

Note: As of 2019, the Company started to consider, in its recurring EBITDA, the RBSE revenue from concessions extended under Law 12,783/2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. , considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated as non-recurring the relevant effects of financial income, expenses, PL reversals and prospective allowance for loan losses ( CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring PCLDs of outstanding effective debt of distributors as well as debts related to energy supply.

Recurring Cash Generation with Adjustment of Regulatory Transmission RAP
	2Q21	2Q20
1. EBITDA Recurrent	4,794	2,219

2. (-) Total Corporate Revenue from Transmission	3,675	1,759
O&M Revenue	924	577
Construction Revenue	413	257
Finance - Return on Investment - RBSE	203	112
Contractual Revenue Transmission	2,136	813
Periodic Tariff Revenue	0	0

3. (+)Total Payment of Allowed Annual Revenue	3,417	2,435
Revenue of RAP and indemnities	2,494	1,857
O & M Revenue	924	577

4 = 1 - 2 + 3 : Approximate Cash Generation	4,536	2,896

1.3 Consolidated Results by Continued Operations segment:

TABLE 14: FINANCIAL STATEMENT BY SEGMENT – R$ THOUSAND
2021
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	123	9,750	6,763	-469	16,168
Operating Costs	-183	-5,310	-1,288	462	-6,318
Operating Expenses	-3,145	-914	-355	7	-4,407
Operating Income Before Financial Result	-3,205	3,527	5,121	0	5,442
Financial Result					-62
Result of Equity Interests					787
Other income and expenses					0
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	23

MARKETLETTER 2Q21

2021
Income tax and social contribution	-2,028
Net income (loss) for the period	4,139

2020
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	109	9,039	4,340	-547	12,941
Operating Costs	-31	-4,633	-1,893	545	-6,012
Operating Expenses	-1,323	-1,082	-415	-117	-2,937
Operating Income Before Financial Result	-1,245	3,324	2,032	-119	3,992
Financial Result					-1,474
Result of Equity Interests					506
Other income and expenses					25
Income tax and social contribution					-1,352
Net income (loss) for the period					1,697
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	24

MARKETLETTER 2Q21

1.3.1. INDEBTEDNESS AND RECEIVABLES

TABLE 15: GROSS DEBT AND NET DEBT
06/30/2021
Gross Debt - R$ million	46,284
(-) (Cash and cash equivalents + marketable securities)	19,999
(-) Financing Receivable	8,373
(-) Net balance of Itaipu Financial Assets[1]	984
Net debt	16,928

1 See Explanatory Note 15a to the Financial Statements.

Table 16: Debt Maturity Schedule and Debentures of the Holding and Subsidiaries included:

* For further information, see note 20 to ITR 2Q21.

Gross Consolidated Debt Total – R$ billion

Parent Company Gross Debt – R$ billion

	2021	2022	2023	2024	2025	2026	After 2026	Total (R$ billion)
Amortization and Debentures	5.9	4.1	2.3	4.2	2.9	2.5	6.4	28.4

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	25

MARKETLETTER 2Q21

Table 17: Foreign Exchange Exposure

Asset	US$ million	%
Itaipu Loans Receivables	471,520	71%
Itaipu Financial Asset	196,729	29%
TOTAL	668,249	100%

Liabilities *	US$ million	%
Bônus 2021 - Eletrobras	632.098	61%
Bônus 2025 - Eletrobras	502.737	49%
Bônus 2030 - Eletrobras	748.620	73%
Others	280.615	27%
TOTAL	1.029.235	100%

	2021	2022	2023	2024	2025	2026	After 2026	TOTAL
Asset (US$ million)	393.24	229.63	43.89	1.49	0.00	0.00	0.00	668.25
Liabilities (US$ million)	672.50	45.89	46.36	19.80	522.54	19.81	837.17	2,164.07
Foreign Exchange Exposure	-279.26	183.74	-2.47	-18.31	-522.54	-19.81	-837.17	-1,495.82

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that could materialize in the coming months in the company's operations.

* In the balance of Bonuses 2030 and 2025, there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February.

Ratings

Table 18: Ratings
Agency	National Classification / Perspective	Last Report
Moody’s BCA	“Ba3”: / Estable	09/16/2020
Moody’s Senior Unsecured Debt	“Ba2”: / Estable	09/16/2020
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negative	06/02/2021
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negative	06/02/2021
S&P LT Local Currency – Escala Nacional Brasil	brAAA/ Estable	03/12/2021
S&P Issuer Credit Rating – Escala Global	BB-/ Estable	03/12/2021

*CreditWatch

Financing and loans granted (receivables)

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	26

MARKETLETTER 2Q21

Table 19: Receivables
	Tx. Average		CONSOLIDATED
	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Itaipu	6.73	6.93	2,358,637	4,200,471
CEAL	2.88	3.45	1,324,866	1,505,962
Eletropaulo	2.07	3.75	663,722	1,008,052
Amazonas D	5.27	5.78	4,003,126	3,998,324
CEPISA	2.65	2.50	491,573	571,127
Boa Vista	2.03	2.22	144,103	147,764
Others	-	-	148,719	248,201
(-) PECLD	-	-	(761,578)	(755,002)
Total			8,373,168	10,924,899

The graphs and table below exclude charges, allowance for loan losses and financial assets of Itaipu.

* For more information, see note 9 to ITR 2Q21.

Total Consolidated Loans and Financing Receivables – R$ billion

Does not include: receivable from Itaipu's financial assets of R$984 million and PCLD of R$761 million and current charges.

Loans and financing receivable Parent company - R$ million
Projection Receivables	2021	2022	2023	2024	2025	2026	after 2026	TOTAL
Parent Company	2,435	2,870	2,122	1,466	1,004	813	3,860	14,571

Does not include charges and allowance for loan losses.

Table 20: CCC credits assigned by Privatized Distributors

In the process of privatizing the distributors, credits contained in the right to reimbursement account recorded in the assets of the distributors in June/17 were transferred to Eletrobras and which are still being analyzed and inspected by Aneel. These credits are activated in the Company's Financial Statements, of 06/30/2021, in two accounts, which are Right to Reimbursement and Financing receivable, according to Explanatory Notes 9 and 13 of 2Q21, and detailed below:

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MARKETLETTER 2Q21

REIMBURSEMENT RIGHT

Registered Net Assets
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel + Claims under analysis Aneel + "inefficiency"	2,001,849	2,920,502	112,768	182,045	5,217,164
Current Rights		239,080	62,810	28,204	330,095
Total (a)	2,001,849	3,159,582	175,578	210,249	5,547,258

* The balance of R$ 2,001 million from Amazonas is composed of an obligation to return to the CCC in the amount of R$ 489.7 million referring to the final result of the inspection of the first and second periods carried out by Aneel, and a credit receivable from the Treasury National economic and energy “inefficiency” of R$ 2.49 billion. The economic and energy “inefficiency” credit is being updated by Selic. The amount to be returned to the CCC must be deducted from the credit receivable from the CCC in relation to the amounts transferred from the other distributors.

Explanatory Note 9 - Loan and Financing
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Conversion into Loans (b)	442,366				442,366

Note: The R $ 442.4 million credit in the table above originates from CCC credits assigned by Amazonas to Eletrobras, however, as it is not part of the inspection period mentioned above, and because it is a current credit, it has already been paid by CCC to Amazonas Distribuidora, then it was converted into the distributor's debt with Eletrobras.

Total Credits Granted (Note 9 + Note 13)
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Credit assigned Net (1)	2,444,215	3,159,582	175,578	210,249	5,989,624

(1) Credits updated until 06/30/2021, by IPCA, from the credit generating event, except for the portion of economic and energy "inefficiency" (R$ 2.53 billion) granted by Amazonas Energia and Boa Vista Energia , which are updated by SELIC.

The National Electric Energy Agency - Aneel recognized, by decision of its collegiate board, on March 10, 2020, (i) the right to receive credits from the Ceron Fuel Consumption Account, in the amount of R$1,904 million (a July 2019 prices), referring to the inspection of benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process ("First Inspection Period"), credits assigned to Eletrobras at the time the privatization of said distributor; and (ii) the right to receive credits from the Fuel Consumption Account – CCC to the Electricity Company of Acre (“Eletroacre”), in the amount of R$ 192 million (July 2019 prices), referring to the inspection of benefits due from July 30, 2009 to June 30, 2016, credits that were also assigned to Eletrobras at the time of privatization of the aforementioned distributor.

Aneel's Board of Directors also approved, on March 10, 2020, the obligation to return R$ 2,061 million (at March 2019 prices), referring to the CCC inspection and monthly reprocessing process paid to Amazonas Distribuidora de Energia SA ( “Amazonas Energia”), in the period from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Energia had completed its entire inspection

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	28

MARKETLETTER 2Q21

process, as Aneel's Board of Directors had already deliberated, on March 19, 2019, the result of the First Inspection Period of CCC reimbursements to Amazonas Energia, with the company entitled to receive a credit in the order of R$1,592 million (at September 2018 prices), to be offset against the credits to be returned. The net balance of credits assigned by Amazonas Energia, positive in R$ 2.44 billion, refers, in addition to the contract signed with the distributor, with the payment of the amount of R$ 442 million in current credits, upon revenue of the disallowances of the CCC arising from economic and energy efficiency criteria, a right recognized by Law 13,299/2016, in the historical amount of R$ 1,358 million to be paid by the National Treasury. Eletrobras updated the value of economic and energy “inefficiency” by Selic until 06/30/2021.

On June 15, 2021, Aneel approved the result of the inspection and monthly reprocessing of the benefits reimbursed by CCC to Boa Vista Energia, setting the amount to be reimbursed by CCC to the distributor at R$ 103,883,187.32, at prices of February 2020, and establishing that the payment to Eletrobras, holder of the credits, must await the final result (1st and 2nd periods) of the inspections carried out at Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia. As the result was in line with the information contained in Technical Note No. 49/2020-SFF-SFG-SRG/ANEEL, of April 6, 2020, Eletrobras did not need to make new adjustments to the credits assumed by Boa Vista.

Technical Note No. 106/2021-SFF-SFG-SRG/ANEEL, of June 14, 2021, informed the value, still preliminary, of the result of the 2nd inspection period of Ceron. In this technical note, in addition to the analysis of CCC processing and reimbursements for the 2nd inspection period, the two claims still pending analysis by Aneel were also analyzed, and which Eletrobras understood as likely to be accepted by the Agency: i) Financial costs arising from CCDs, based on two Interministerial Ordinances (652/2014 and 372/2015); and ii) Recognition of guaranteed energy and specific consumption of the Guascor and Rovema contracts, signed before Law 12,111/2009 and Aneel Normative Resolution No. 427/2011.

Aneel partially accepted both claims. Recognized the effects of Interministerial Ordinance No. 652/2014 for CCDs, correction by Selic from the taxable event and accumulated debt balance until Nov/2014, but did not recognize the effects of Interministerial Ordinance No. 372/2015, which increased the term for training of the outstanding balance until Jun/15. Regarding the energy supply contracts signed with Guascor (1998) and Rovema (2006), Aneel recognized the contractual issue on guaranteed energy, but did not accept the claim regarding the recognition of the specific consumption limit defined in the contract. Thus, the technical note contains the total amount to be received by Ceron of R$806,574,733.65, in the April/2021 position, to be reimbursed by the CCC to Eletrobras.

On June 21, 2021, Technical Note No. 111/2021-SFF-SFG-SRG/ANEEL was issued on the 2nd inspection period of Eletroacre. As previously reported, Aneel partially accepted the two claims still pending analysis: i) Financial costs arising from CCDs; and ii) Recognition of guaranteed energy and specific consumption of the contract with Guascor. The total result shown in the technical note is the return of BRL 97,529,535.30, in the position of April/2021, from Eletroacre to the CCC, that is, negative result for the 2nd pe inspection period of the distributor.

Thus, by June 30, 2021, Aneel has completed five inspection processes of the CCC, Amazonas (1st and 2nd periods), Ceron (1st period), Eletroacre (1st period), and Boa Vista (1st period), remaining finalize the inspection processes for the 2nd period of the last three mentioned distributors. The total value of these five inspections closed is R$1,937 million, position of June 2021. Additionally, Aneel released technical notes on the 2nd inspection period of Ceron and Eletroacre, and if the agency's board of directors decides to maintain the amount that contained in the technical notes, the result of the inspection will be R$ 2,656 million to be paid to Eletrobras. Only the 2nd inspection period at Boa Vista still does not have a technical note issued by Aneel with the preliminary result of the inspection.

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MARKETLETTER 2Q21

It is noteworthy that Eletrobras made adjustments in this 2nd ITR in the credits assigned from the distributors and which depend on the inspection by the CCC, in line with the values contained in the technical notes issued by Aneel referring to the 2nd inspection period of Ceron and Eletroacre.

It was established by Aneel's Board of Directors that only after the completion of all eight inspection processes and the ratification of the results, the total net amount of credits should be included in the annual budget of the sectorial fund CDE for payment to Eletrobras. Aneel has not yet defined the payment conditions to Eletrobras for the final result of the inspections. The Agency did not accept Eletrobras' request to include in the CDE budget for the year 2021 the payment of installments of the total net amount of the four CCC inspection processes deliberated by the Agency until December 2020.

Eletrobras expects the inspection processes for the 2nd period of Ceron, Eletroacre and Boa Vista to take place until 3Q21, as well as the definition of payment conditions to Eletrobras.

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MARKETLETTER 2Q21

Table 21: Receivables RBSE Transmission

On June 30, 2020, the National Electric Energy Agency - ANEEL approved the tariff review of the transmission concessions extended under the terms of Law 12,783 / 2013. Consequently, it approved the new Permitted Annual Revenue (“RAP”) of these concessions for the 2020-2021 tariff cycle, which brought the following summarized changes, with an impact in relation to the cash flow projection of RBSE receivables:

•       Retrospective change to the wacc for the years 2018 and 2019;

•       Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE;

•       Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017;

•       3 years' redistribution of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA.

In April 2021, ANEEL approved the re-profiling of the financial component of RBSE, of the subsidiaries Furnas, Eletronorte, CGT Eletrosul and Chesf. The decision provides for a reduction in the payment curve of the amounts relating to the periodic review of the RAPs associated with transmission facilities for the 2021/2022 and 2022/2023 cycles and an increase in the payment flow in the cycles after 2023, extending such installments until the end of the year. cycle 2027/2028, preserving, however, the remuneration for the WACC, more details see note 36.1 of 1Q21. The effects of profiling will only impact the Company's Financial Statements in 3Q21.

The reprofiling values used as reference were established by means of Homologous Resolutions No. 2.710/2020 (amended by ReH 2848/2021), 2716/2020 (amended by ReH 2849/2021), 2713/2020 (amended by ReH 2850/2021) and 2,717/2020 (as amended by ReH 2,853/2021).

Reprofiling RBSE: Impact as of 3Q21
Current Financial Component BEFORE the Reprofiling with sector charges - Ref Jun / 21
	21/22	22/23	23/24	24/25	25/26	26/27	27/28
Chesf	2.0	2.0	2.0	1.6	1.6	-	-
Eletornorte	0.9	0.9	0.9	0.7	0.7	-	-
CGT Eletrosul	0.4	0.4	0.4	0.3	0.3	-	-
Furnas	3.2	3.2	3.2	2.5	2.5	-	-
TOTAL	6.5	6.5	6.5	5.2	5.2	-	-

REPERFILED Financial Component with sector charges - Ref Jun / 21
	21/22	22/23	23/24	24/25	25/26	26/27	27/28
Chesf	0.5	0.8	1.6	1.6	1.6	1.6	1.6
Eletornorte	0.2	0.4	0.8	0.8	0.8	0.8	0.8
CGT Eletrosul	0.1	0.2	0.4	0.4	0.4	0.4	0.4
Furnas	0.8	1.2	2.6	2.6	2.6	2.6	2.6
TOTAL	1.7	2.6	5.4	5.4	5.4	5.4	5.4

Economic Component with sector charges - Ref Jun / 21
	21/22	22/23	23/24	24/25	25/26	26/27	27/28
Chesf	1.0	1.0	0.7	0.7	0.7	0.7	0.7
Eletornorte	0.5	0.5	0.3	0.3	0.3	0.3	0.3
CGT Eletrosul	0.2	0.2	0.1	0.1	0.1	0.1	0.1
Furnas	1.7	1.7	1.3	1.3	1.3	1.3	1.3
TOTAL	3.4	3.4	2.5	2.5	2.5	2.5	2.5

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MARKETLETTER 2Q21

Total RBSE after REPROFILING - Ref Jun/21
	21/22	22/23	23/24	24/25	25/26	26/27	27/28
Chesf	1.6	1.8	2.4	2.4	2.4	2.4	2.4
Eletornorte	0.8	0.9	1.1	1.1	1.1	1.1	1.1
CGT Eletrosul	0.3	0.3	0.5	0.5	0.5	0.5	0.5
Furnas	2.5	2.9	3.9	3.9	3.9	3.9	3.9
TOTAL Eletrobras	5.2	6.0	7.9	7.9	7.9	7.9	7.9

The above amounts include TFSEE charges (Electricity Service Inspection Fee) and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. In addition, the data refer to the tariff cycle and not to the calendar year.

The values approved in the reprofiling were updated by the IPCA (the reference was from Jun/2020 to June/2021). This adjustment index was 1.08056065441059, and is contained in Technical Note No. 149/2021 - SGT/ANEEL

1.4. Investment

Table 22: INVESTMENTS BY SEGMENT - R$ million
	Invested 1Q21	Invested 2Q21	Invested 1S21	Budgeted 1S21%
Generation - corporate	273	483	755	1.503	50%
Implantation	145	329	474	1,068	44%
Angra 3	133	250	383	943	41%
Santa Cruz	9	65	74	84	88%
Casa Nova	1	3	4	8	49%
Others	2	12	14	33	41%
Maintenance	128	154	282	435	65%
Transmission Corporate	142	277	419	866	48%
Ampliation	16	38	54	80	67%
Improvements and Reinforcements	96	213	309	663	47%
Maintenance	30	27	57	123	46%
Infraestructura and others*	65	91	156	403	39%
Total corporate	479	851	1,331	2,772	48%
SPEs	40	131	171	499	34%
Total	519	983	1,502	3,271	46%

Others: Research, Infrastructure, Environmental Quality

* For more details on investments, by subsidiary or project, see annex 3 to this Investor Information, to be released in May 2021.

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	32

MARKETLETTER 2Q21

IN 2Q21 R$ 983 MILLION WAS INVESTED OF THE R$ 1,973 MILLION BUDGETED FOR THE QUARTER.

In generation, total investments were R$531 million, R$483 million of which in corporate projects, with highlights to: Angra 3 R$250 million, Angra 1 and 2 R$64 million. In generation SPEs, the highlight was R$17 million in Teles Pires and R$31 million related to the acquisition of Serra do Facão. In generation maintenance, R$37 million was realized at Chesf and R$32 million at Furnas.

In transmission, the total investments were BRL 360 million, BRL 277 million of which were related to corporate projects, highlighting: Chesf BRL 169 million, Furnas BRL 42 million, CGT Eletrosul BRL 26 million, Eletronorte BRL 41 million . Regarding the SPES, R$83 million was made to acquire FOTE.

As for the non-realization of investments, there was a frustration of R$991 million, of which -R$271 million in corporate generation, with an emphasis on the non-realization of -R$211 million in Angra 3 due to delay in the bidding process for resumption of works. In addition, there was a frustration of -R$ 60 million in maintenance of Angra 1 and 2.

In transmission, the non-realization of corporate investments was R$79 million, highlighting: -R$36 million due to delays in bids and licenses, -R$21 million due to impacts from COVID-19 and -R$14 million due to cost optimization.

1.5. COMMERCIALIZATION

1.5.1. ENERGY SOLD IN 2Q21 – GENERATORS - TWH

In terms of the evolution of the energy market, Eletrobras Companies, in 2Q21, sold 45.3 TWh of energy, against 46.7 TWh traded in the same period of the previous year, which represents a decrease of 3%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12.783 / 2013, as well as by the plants under the exploration regime (ACL and ACR).

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	33

MARKETLETTER 2Q21

1.5.2. ENERGETIC BALANCE

TABLE 23: ENERGETIC BALANCE
Energetic Balance (MWmed)	2021	2022	2023	2024	2025
Ballast	9,114	9,135	9,113	7,510	4,730
Own resources	8,075	8,136	8,136	6,476	3,875
Energy Purchase	1,039	999	977	1,034	855
Sales	7,244	5,972	5,597	4,563	2,989
ACL - Bilateral Contracts + MCP realized	5,157	3,816	3,446	2,412	1,243
ACR - Except quotas	2,087	2,156	2,152	2,152	1,746
Average Selling Price R$/MWh	227,91	238,57	234,32	243,63	238,54
Average Purchase Price R$/MWh	254,79	247,25	244,71	234,44	223,83
Average Selling Price R$/MWh (1)	195,83	207,64	200,74	205,16	210,52
Average Purchase Price R$/MWh (1)	228,69	227,93	224,16	211,89	211,89
Balance (Ballast - Sales)	1,870	3,163	3,516	2,946	1,742
Uncontracted Energy *	21%	35%	39%	39%	37%
* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.
Not included in installments of Physical Guarantee Quotas and Nuclear Energy Quotas.
Physical Guarantee Quotas for Hydroelectric Plants	7,464	7,464	7,464	9,123	11,773
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

Contracts entered into until 06/30/2021. It considers the end of the contracts of UHEs Mascarenhas de Moraes, in Jan/2024, and UHE Tucuruí, in Aug/2024, and from the respective dates, both started to be considered in the Physical Guarantee Quotas regime.

In the Average Sales Prices, projects under the Physical Guarantee Quotas and Nuclear Energy Quotas regime are not being considered.

(1)	The prices of Amazonas GT contracts, including the PIEs contracts, arising from the Amazonas Distribuidora unbundling process, are not considered in the average prices indicated with the number (1). and energy sales do not reflect economic impact for Amazonas GT.

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	34

MARKETLETTER 2Q21

2. Result Analysis of Parent Company

In 2Q21, Eletrobras Holding posted net income of R$2,519 million, an increase of 397% compared to the net income of R$507 million in 2Q20. The 2Q21 result was decisively influenced by: (i) Equity Interest, of R$2,956 million, mainly influenced by the results of the controlled companies; (ii) higher operating revenue, with emphasis on the revenue from the financial asset of Itaipu due to exchange rate variation (+R$ 87 million) and short-term revenue (R$ 61 million), with the CCEE, arising from the import of energy from Uruguay, due to the demand of the SIN; (iii) positive impact of the Financial Result in the amount of R$ 617 million in 2Q21, mainly due to the positive effect of the exchange rate fluctuation in the period; This was partially offset by: (iv) negative effect on provisions for legal contingencies, in the amount of R$583 million in 2Q21, arising from provisions related to compulsory loan lawsuits Highlights for provisions related to compulsory loan lawsuits in the amount of R$ 600 million; and (v) provisioning, in 2Q21, of R$209 million, mainly related to the CCC credits assigned to the Holding by the distributors Ceron, in -R$44.7 million, and Eletroacre, in -R$162.5 million, due to the technical notes issued within the scope of the 2nd inspection period, partially offset by the updating of activated credits.

EVOLUTION OF RESULT - R$ MILLION

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MARKETLETTER 2Q21

Note: The analysis of the results of each subsidiary can be found in Appendix II of the Investor Report.

2.1       Shareholdings in the Parent Company

In 2Q21, the Equity Interest result positively impacted the Company's result by R$ 2,902 million, mainly due to the Equity Income result of investments in subsidiaries, while the result in 2Q20 was R$775 million (the amount in 2Q20 was restated due to the remeasurement of transmission assets – see Note 4.4 to the Financial Statements). Highlight for the improvement in the results of Eletronorte (+R$1,368 million), Furnas (+R$813 million), Chesf (+R$307 million) and partially offset by the lower result of Eletronuclear (-$348 million).

2.2       Operating Provisions of Parent Company

In 2Q21, Operating Provisions negatively impacted the Parent Company's results by R$842 million, compared to a provision of R$114 million in 2Q20. This variation is mainly explained by: (i) negative effect on provisions for legal contingencies, with highlight to the compulsory loan lawsuits in the amount of R$ 600 million, against a provision of R$176 million in 2Q20. (ii) provision in 2Q21 of R$209 million in ANEEL CCC Provision due to the adjustment of credits assigned to the Holding by the distributors Ceron, in -R$44.7 million, and Eletroacre, in -R$162.5 million, in resulting from the 2nd inspection period, partially offset by the updating of activated credits (see table 20 of this Report).

Table 24: Operating Provisions (R$ million)
Operating Provisions
	2Q21	2Q20 (Restated)
Guarantees	- 2	- 5
Contingencies	583	125
PCLD - Financing and Loans	- 7	- 14
Overdraft liabilities in subsidiaries	-	-
Investment Losses	16	17
Provision for Implantation of Shares - Compulsory Loan	52	-
ANEEL Provision - CCC	209	- 16
Others	-12	8
TOTAL	842	114
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	36

MARKETLETTER 2Q21

2.3       Parent Company Financial Result

In 2Q21, the Financial Result positively impacted the Parent Company's result by R$ 617 million, as well as in 2Q20, with a positive result of R$ 67 million. The result was mainly influenced by: (i) exchange rate fluctuation in the period, given the devaluation of the dollar against the real and the situation of passive exchange exposure. The result of net exchange variation went from a negative amount of R$71 million in 2Q20 to a positive result of R$733 million in 2Q21. On the other hand: (ii) Income from interest, commissions and fees increased from R$372 million in 2Q20 to R$213 million in 2Q21, due to the capitalization of Eletronuclear's debt in July 2020, which affected financial income; and (iii) Income from financial investments went from R$187 million in 2Q20 to R$14 million in 2Q21, mainly due to a reduction in the profitability indexes of the Eletronuclear decommissioning fund.

Table 26: Financial Result (R$ million)
FINANCIAL RESULT	2Q21	2Q20
Financial income
Interest, commission and fee income	213	372
Income from financial investments	14	187
Additional moratorium on electricity	12	1
Monetary updates	61	76
Exchange variations	733	- 71
Other financial income	22	16

Financial expenses
Debt charges	-374	-326
Leasing charges	- 1	- 1
Charges on shareholder resources	- 1	- 1
Other financial expenses	- 62	- 185
	617	67

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	37

MARKETLETTER 2Q21

3. General Information

On June 28, 2021, the Extraordinary General Meetings of the Subsidiaries Eletronorte and Amazonas GT were held, and the merger of Amazonas GT into Eletronorte was approved. The effects of the merger will take place as of July 1, 2021.

Eletrobras
P & D
Eletrobras
Cepel
SHAREHOLDING
Eletrobras
Eletropar
GENERATION
ITAIPU
Eletrobras
Eletronuclear
GENERATION AND TRANSMISSION
Eletrobras
Furnas
Eletrobras
Eletronorte
Eletrobras
Chesf
Eletrobras
CGT Eletrosul
83 SPEs
- 15 in the process of uncrossing
- 3 in the process of incorporation
- 1 in the process of sale
- 15 in the process of closure

Data of 06/30/2021

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MARKETLETTER 2Q21

SHARE CAPITAL

Eletrobras' capital stock, on June 30, 2021, totaled R$ 39,057 billion, represented by 1,568,930,910 shares, of which 1,288,842,596 are common shares and 280,088,314 are preferred shares.

TABLE 27: CAPITAL STRUCTURE
Eletrobras’s Social Capital

Shareholding position on 06/30/2021			% Capital

Shareholders	Quantity	Value(R$)%		Total

Common	1,288,842,596	32,084,698,524	100.00%	82.15%

Government	667,888,884	16,626,555,917,17	51.82%	42.57%
BNDESPAR	141,757,951	3,528,950,032,66	11.00%	9.04%
BNDES	74,545,264	1,855,744,316,08	5.78%	4.75%
Iberclear - Latibex	363,135	9,039,953,39	0.03%	0.02%
FND	45,621,589	1,135,712,719,15	3.54%	2.91%
FGHAB	1,000,000	24,894,194,70	0.08%	0.06%
Others	357,665,773	8,903,801,391	27.75%	22.80%

PREF. A	146,920	3,657,455	100.00%	0.01%
Victor Adler	52,200	1,299,476,96	35.53%	0.00%
Shareholders to be identified	42,451	1,056,783,46	28.89%	0.00%
Others	52,269	1,301,194,66	35.58%	0.00%

PREF. B	279,941,394	6,968,915,567	100.00%	17.84%
Citibank (Banco Depositário ADR's)	5,078,909	126,435,350	1.81%	0.32%
Iberclear - Latibex	134,453	3,347,099	0.05%	0.01%
BNDESPAR	18,691,102	465,299,932	6.68%	1.19%
BNDES	18,262,671	454,634,488	6.52%	1.16%
3G Radar Backgrounds	28,914,776	719,810,063	10.33%	1.84%
Shareholders to be identified	2,016,402	50,196,704	0.72%	0.13%
Government	494	12,298	0.00%	0.00%
Others	206,842,587	5,149,179,633	73.89%	13.18%
Total	1,568,930,910	39,057,271,546,52		100.00%

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	39

MARKETLETTER 2Q21

Stock Analysis

Shares

Table 28: B3, ELET3 and ELET6
Price and Volume	(R$) ELET3 (Common)	(R$) ELET6 (Preferred)	(pts.) IBOV (index)	(pts.) IEE (index)
Closing Price on 06/30/2021	43.17	43.27	126802	80452
Maximum in the quarter	47.57	47.42	130776	85293
Average in the quarter	40.09	40.19	123555	81818
Minimum in the quarter	32.73	33.18	115253	77956

Variation in 2Q21	29.4%	27.9%	8.7%	-0.6%
Change in the last 12 months	56.1%	51.8%	33.4%	14.7%
Average Daily Traded Volume 2Q21 (R$ million)	299.8	140.8	-	-

Book Value per Share (R$)	47.96	47.96	-	-
Price / Profit (P/E) (1)	26.89	26.95	-	-
Price / Shareholders' Equity (P/B) (2)	0.90	0.90	-	-
(1)	Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;
(2)	Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

Evolution of Shares Traded at B3

Source: AE Broadcast

Index number 06/30/2020 = 100 and ex-dividend values.

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	40

MARKETLETTER 2Q21

ADR Programs

TABLE 29: NYSE, EBRN AND EBRB
Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 06/31/2021	8.65	8.74
Maximum in the quarter	9.44	9.43
Average in the quarter	7.63	7.58
Minimum in the quarter	5.83	5.76

Variation in 2Q21	45.1%	48.6%
Change in the last 12 months	72.3%	68.7%
Average Daily Trading Volume 2Q21 (US$ million)	8,672	295

Evolution of Shares Traded in ADR

Source: AE Broadcast

Index number 06/30/2020 = 100 and ex-dividend values.

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	41

MARKETLETTER 2Q21

Latibex - MADRID MARKET

TABLE 30: LATIBEX, XELTO AND XELTB
Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 06/31/2021	7.75	7.55
Maximum in the quarter	7.75	7.80
Average in the quarter	6.37	6.29
Minimum in the quarter	5.10	5.20

Variation in 2Q21	52.0%	51.0%
Change in the last 12 months	55.0%	48.0%
Average Daily Traded Volume 2Q20 (thousands of Euros)	7.6	2.1

Evolution of Foreign Currencies

Index number 06/30/2020 = 100.

Source: Banco Central

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	42

MARKETLETTER 2Q21

Nº of Employees

PARENT COMPANY

TABLE 31: EMPLOYEES FOR WORKING TIME
Working time in the company (years)	2Q21
Up until 5	21
6 to 10	86
11 to15	339
16 to 20	148
21 to 25	20
More than 25	59
Total	673
TABLE 32: EMPLOYEES BY FEDERATION STATE
Federation State	2Q21
Rio de Janeiro	656
São Paulo	1
Brasília	15
Expatriate	1
Total	673

TURNOVER INDEX (Holding)

TABLE 34: ROTATING INDEX HOLDING WITH PDC
2Q21
1.66%
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	43

MARKETLETTER 2Q21

Balance Sheet

(R$ thousand)
Asset	Parent Company		Consolidated
	06.30.21	12.31.20	06.30.21	12.31.20
CURRENT
Cash and cash equivalents	654,209	21,630	919,418	286,607
Restricted cash	3,818,181	3,412,292	3,818,181	3,573,362
Marketable securities	11,317,791	7,740,051	19,079,494	14,039,358
Customers	341,527	481,109	5,726,799	5,971,657
Asset contractual transmission	0	0	10,353,700	10,364,908
Loans and financing	4,198,856	5,937,323	3,076,774	4,748,661
Remuneration of equity interests	2,304,381	4,720,491	293,546	675,510
Taxes to recover	260,524	519,200	401,972	833,960
Income tax and social contribution	717,969	829,569	1,516,624	1,292,750
Reimbursement rights	0	0	2,762	4,684
Warehouse	287	305	529,356	509,991
Nuclear fuel stock	0	0	428,340	428,340
Derivative financial instruments	0	0	519,035	317,443
Hydrological risk	0	0	3,132	3,132
Others	2,096,286	1,683,297	2,315,066	1,852,043
	25,710,011	25,345,267	48,984,199	44,902,406

Asset held for sale	289,331	289,331	1,116,872	289,331
	25,999,342	25,634,598	50,101,071	45,191,737
NON CURRENT
LONG-TERM REALIZABLE
Reimbursement rights	5,547,258	5,583,447	5,547,258	5,583,447
Loans and financing	9,776,671	11,197,073	5,296,394	6,176,238
Customers	0	0	1,146,168	1,061,899
Marketable Securities	332,805	322,884	333,165	323,236
Nuclear fuel stock	0	0	1,122,978	1,264,780
Taxes to recover	2,781	2,781	433,960	430,045
Current Income Tax and Social Contribution	0	0	1,657,209	2,068,894
Escrow deposits	4,900,454	4,676,895	6,821,269	6,752,865
Transmission contractual asset	0	0	40,449,158	41,023,616
Financial assets - Concessions and Itaipu	984,948	1,103,034	3,105,803	3,199,751
Derivative financial instruments	0	0	545,937	310,100
Advances for future capital increase	1,983,349	1,223,108	0	1,541
Remuneration of equity interests	0	0	0	0
Hydrological risk	0	0	138,355	149,094
Decommissioning Fund	1,881,667	1,753,827	1,881,667	1,753,827
Others	1,076,958	1,153,411	1,258,432	1,271,995
	26,486,891	27,016,460	69,737,753	71,371,328
INVESTMENT	81,633,011	77,538,694	28,118,185	29,089,522
Fixed assets net	241,060	244,673	32,453,127	32,662,912
INTANGIBLE	52,276	42,974	670,871	650,950
TOTAL NON-CURRENT ASSETS	108,413,238	104,842,801	130,979,936	133,774,712
TOTAL ASSETS	134,412,580	130,477,399	181,081,007	178,966,449
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	44

MARKETLETTER 2Q21

(R$ thousand)
Liabilities and Equity	Parent Company		Consolidated
	06.30.21	31.12.20	06.30.21	31.12.20
CURRENT
Loans and financing and Debentures	8,626,541	7,984,194	11,183,132	11,410,751
Compulsory loan	65,691	57,201	65,691	57,201
Suppliers	563,592	705,908	2,729,385	3,904,051
Advances from customers	1,054,173	1,060,770	1,143,682	1,134,845
Taxes payable	87,452	335,432	753,224	1,194,042
Income tax and social contribution	0	0	227,633	319,435
Onerous contracts	0	0	40,196	40,196
Remuneration to shareholders	1,559,769	1,530,718	1,561,229	1,547,158
Financial liabilities - Concessions and Itaipu	1,714,985	647,214	1,714,985	647,214
Estimated liabilities	184,465	167,344	1,569,678	1,454,148
Reimbursement Obligations	1,609,574	1,373,656	1,866,486	1,618,508
Post-employment benefits	0	0	212,417	192,209
Provisions for contingencies	1,337,174	1,332,779	1,337,174	1,722,562
Regulatory charges	0	0	598,166	586,845
Lease	7,573	7,595	199,603	217,321
Others	122,717	111,998	540,239	353,580
	16,933,706	15,314,809	25,742,920	26,400,066
NON-CURRENT
Loans and financing and Debentures	19,781,084	20,014,081	35,100,939	35,591,282
Suppliers	0	0	16,554	16,556
Advances from customers	0	0	229,458	290,870
Compulsory loan	1,051,410	989,908	1,051,410	989,908
Obligation for asset retirement	0	0	3,152,081	3,040,011
Provisions for contingencies	17,150,204	16,526,961	25,503,294	24,108,078
Post-employment benefits	1,124,626	1,131,997	6,981,089	6,824,632
Provision for unsecured liabilities	0	0	3,792	4,191
Onerous contracts	0	0	414,704	414,705
Reimbursement Obligations	0	0	141,536	22,259
Lease	44,459	48,333	755,289	835,873
Concessions payable - Use of public goods	0	0	70,620	65,954
Advances for future capital increase	75,006	74,060	75,007	74,060
Derivative financial instruments	0	0	10,014	10,014
Sector Charges	0	0	637,820	744,442
Taxes payable	0	0	169,325	182,179
Income tax and social contribution	642,015	650,523	3,869,634	3,705,055
Others	2,356,491	2,248,420	1,637,540	1,895,020
TOTAL NON-CURRENT LIABILITIES	42,225,295	41,684,283	79,820,106	78,815,089

EQUITY
Share capital	39,057,271	39,057,271	39,057,271	39,057,271
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	26,616,165	28,908,054	26,616,165	28,908,054
Advances for future capital increase	0	0	0	0
Other comprehensive income accumulated	-8,379,282	-8,354,188	-8,379,282	-8,354,188
Non controlling shareholdins	0	0	264,402	272,987
Accumulated profits	4,092,255	0	4,092,255	0
TOTAL SHAREHOLDERS' EQUITY	75,253,579	73,478,307	75,517,981	73,751,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	134,412,580	130,477,399	181,081,007	178,966,449
MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	45

MARKETLETTER 2Q21

Income Statement

(R$ thousandl)
	Parent Company	Consolidated
	06.30.21	06.30.20	06.30.21	06.30.20
NET OPERATING REVENUE	188,409	-22,401	16,167,678	12,940,580
Operating costs
Personnel, Material and Services	0	0	-1,735,372	-1,629,723
Energy purchased for resale	-156,499	-4,558	-1,006,334	-1,006,544
Charges upon use of electric network	0	0	-943,233	-840,309
Fuel for electricity production	0	0	-1,202,590	-995,928
Construction	0	0	-410,507	-347,420
Depreciation	0	0	-798,646	-813,508
Amortization	0	0	-28,098	-30,559
Operating Provisions /Reversals net	0	0	-7,585	-289,207
Others Costs	0	0	-185,523	-58,450
GROSS RESULT	31,910	-26,959	9,849,790	6,928,932
Operating expenses
Personnel, Supllies and Services	-258,284	-287,617	-1,706,254	-1,588,732
Depreciation	-6,079	-6,524	-63,107	-72,409
Amortization	-5	-5	-15,514	-15,382
Donations and contributions	-43,598	-49,329	-80,425	-80,697
Operating Provisions /Reversals net	-1,313,043	-190,057	-2,031,429	-716,702
Others	-195,444	-99,940	-510,728	-474,408
	-1,816,453	-633,472	-4,407,457	-2,948,330
OPERATING INCOME BEFORE FINANCIAL RESULT	-1,784,543	-660,431	5,442,333	3,991,833
Resultado Financeiro
Financial result
Financial income	470,017	783,194	330,934	482,691
Income from interest, commissions and fees	88,777	665,066	190,315	826,007
Income from financial investments	11,549	1,385	131,965	115,671
Moratorium on electricity	748,388	280,012	745,283	376,134
Active monetary updates	1,122,040	4,258,703	1,196,187	4,046,811
Exchange rate variations	0	0	437,428	0
Fair value adjustment	96,150	110,554	214,544	145,039
Regulatory asset update
Gains on derivatives	-654,203	-1,055,138	-1,174,657	-1,663,203
Other financial income	-2,517	-2,868	-227,574	-185,819
Financial expenses	-945	-23,091	-39,032	-143,651
Debt charges	-376,441	-157,900	-515,057	-179,318
Leasing charges	-835,345	-4,495,124	-836,652	-4,846,293
Charges on shareholders' funds	0	0	0	-107,451
Passive monetary updates	-331,436	-674,476	-516,031	-340,946
	336,034	-309,683	-62,347	-1,474,328
INCOME BEFORE EQUITY	-1,448,509	-970,114	5,379,986	2,517,505
RESULTS OF EQUITY	5,681,636	2,678,845	786,623	506,042
OUTRAS RECEITAS E DESPESAS	0	0	0	25,042
OTHER REVENUE AND EXPENDITURE	4,233,127	1,708,731	6,166,609	3,048,589
Current Income Tax and Social Contribution	-113,188	0	-1,436,557	-1,251,112
Deferred Income Tax and Social Contribution	0	0	-590,989	-100,542
NET INCOME FOR THE PERIOD	4,119,939	1,708,731	4,139,063	1,696,935

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	46

MARKETLETTER 2Q21

Cash Flow Statement

(R$ thousand)
	Parent Company		Consolidated
	06.30.21	06.30.20	06.30.21	06.30.20
Operating Activities
Income before income tax and social contribution	4,233,127	1,708,731	6,166,609	3,048,590
Adjustments to reconcile income to cash provided by operations::	0	0	0	0
Depreciation and amortization	6,084	6,528	905,365	931,857
Net foreign exchange rate variations	-658,642	114,309	-589,761	602,666
Financial charges	187,648	297,903	1,110,329	1,509,982
Contractual revenue - Transmission	0	0	-4,475,646	-2,614,051
Construction Revenue	0	0	-347,199	-283,994
Equivalence equity results	-5,681,636	-2,678,845	-786,623	-506,043
Result on disposal of equity interests	0	0	0	-25,042
RBSE / periodic tariff revenue	0	0	0	0
Operating provisions (reversals)	1,313,043	190,057	2,039,014	1,005,909
Participation of non-controlling shareholders	0	0	-28,959	-44,982
Financial instruments - derivatives	0	0	-437,428	107,451
Others	-102,055	435,991	255,569	-601,126
	-4,935,558	-1,634,057	-2,355,339	82,628
(Increases) / decreases in operating assets
Customers	2	0	21,009	-78,823
Marketable securities	-3,577,740	-2,039,082	-5,040,144	-3,897,529
Reimbursement rights	0	-55,252	1,922	-78,689
Warehouse	18	-56	-19,365	-9,653
Nuclear fuel stock	0	0	141,802	-55,434
Financial assets - Itaipu	1,185,857	-207,042	1,185,857	-207,042
Assets held for sale	0	391,581	-827,541	436,858
Hydrological risk	0	0	10,739	26,843
Credits with subsidiaries - CCD	0	0	0	0
Others	274,719	-586,547	844,188	54,281
	-2,117,144	-2,496,398	-3,681,533	-3,809,188
Increase / (decrease) in operating liabilities
Suppliers	-265,982	237,708	-1,298,334	-262,874
Advances	-1	0	-45,979	-107,559
Lease	-3,896	2,868	222,090	161,960
Estimated liabilities	17,121	21,214	-6,556	99,217
Indemnification obligations	0	0	131,337	0
Sectorial charges	0	0	-95,301	62,845
Liabilities associated with assets held for sale	0	0	0	-42,328
Accounts payable with subsidiaries	0	0	0	0
Others	-123,672	409,774	318,644	536,518
	-376,430	671,564	-774,100	447,779

Payment of financial charges	-582,177	-268,153	-1,095,371	-1,070,533
Revenue of RAP and indemnities	0	0	5,573,811	3,861,463
Revenue of financial charges	465,768	709,837	388,102	445,527
Payment of income tax and social contribution	-130,052	-91,570	-1,830,350	-1,664,013
Revenue of remuneration for investments in equity interests	3,972,555	1,273,019	1,148,122	306,934
Supplementary pension payment	-7,372	-5,906	-156,309	-134,929

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	47

MARKETLETTER 2Q21

	Parent Company		Consolidated
Payment of legal contingencies	-639,099	-1,542,793	-1,193,401	-1,573,991
Bonds and related deposits	-61,797	-141,080	-12,724	-212,429

Net cash provided by (used in) operating activities	-178,179	-1,816,806	2,177,517	-272,164

Atividades de financiamento
Empréstimos e financiamentos obtidos e debentures obtidas	2,700,000	5,193,319	2,723,456	7,122,573
Pagamento de empréstimos e financiamentos e debentures - principal	-2,006,125	-6,986,073	-3,492,249	-8,009,835
Pagamento de remuneração aos acionistas	-2,281,955	0	-2,319,801	-74,225
Recebimento de adiantamento para futuro aumento de capital	0	0	0	0
Pagamento de arrendamentos financeiros	0	-6,599	-322,728	-274,564
Outros	0	0	-8,979	-23,374

Net cash provided by (used in) financing activities	-1,588,080	-1,799,353	-3,420,300	-1,259,427

Investing activities
Lending and financing	0	0	0	0
Loans and financing receivables	3,168,745	3,871,324	2,896,781	2,153,453
Acquisition of fixed assets	-2,467	0	-817,561	-480,563
Acquisition of intangible assets	-9,308	0	-36,742	-24,871
Acquisition / capital investment in equity	0	0	-135,407	-45,212
Advance concession for future capital increase	-759,218	-281,339	0	-6,001
Investment sale in shareholdings	1,086	17,512	19,361	19,812
Net cash flow in the acquisition of investees	0	0	0	0
Others	0	0	-50,839	-51,961
Net cash provided by (used in) investing activities from continuing operations	2,398,838	3,607,497	1,875,594	1,564,657

Increase (decrease) in cash and cash equivalents	632,579	-8,662	632,811	33,066

Cash and cash equivalents at the beginning of the year for continued operations	21,630	18,202	286,607	335,307
Cash and cash equivalents at year-end of continuing operations	654,209	9,540	919,418	368,373
	632,579	-8,662	632,811	33,066

MARKETLETTER 2Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.